Mail Stop 0407

      							June 7, 2005


James A. Luksch
Chief Executive Officer
Blonder Tongue Laboratories, Inc.
One Jake Brown Road
Old Bridge, NJ  08857

	Re:	Blonder Tongue Laboratories, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005

		Form 10-Q for Fiscal Quarter Ended March 31, 2005
				File No. 1-14120

Dear Mr. Luksch:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K  for the Fiscal Year ended December 31, 2004

Management`s Discussion and Analysis

1. Please expand the discussions of cost of goods sold on page 18 to include an explanation of the increase in inventory reserve from period to period, including what happened during the period to trigger the increase. Please revise the disclosure on page 22 accordingly.

2. Also, expand the discussion of changes in bad debt expense on page
18 to explain the reason for the change.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

3. We note that you own a 50% economic interest in Blonder Tongue Telephone, LLC and a 90% interest in NetLinc Communications LLC but that you account for your interest using the equity method.
Please
tell us why you believe consolidation is not required, using the guidance in SOP 78-9, EITF 96-16, and EITF 04-5 in your response. Please revise to disclose the rights of your partnership interests in these entities and whether other partners have substantive or protective rights.

4. Also, please expand Note 1 (a) to disclose your accounting policy for your interest in BDR Broadband. Please revise Note 13 accordingly.

5. Refer to your discussion of the Philips License Agreements on page
10. Please revise to include an accounting policy for revenue recognition of one-time license fees and royalties, using the guidance in Staff Accounting Bulletin 104.

General

6. In the event it is concluded that accounting for your investment in Blonder Tongue Telephone, LLC using the equity method is appropriate, you should amend your Form 10-K to include audited financial statements of Blonder Tongue Telephone, LLC pursuant to Rule 3-09 of Regulation S-X.







Form 10-Q for the period ended March 31, 2005

Note 5 - Debt, page 8

7. We note that you were unable to meet one of your financial covenants required under the credit agreement with Commerce Bank but that you received a waiver from the bank effective as of such date.
We also note that similar facts and circumstances existed at the end of each of the quarters of the year ended December 31, 2004. In this regard, it is unclear to us whether:
* the waivers at the end of each quarter had been granted in such a manner that the debt was not callable for the next 12 months as specified in SFAS 78, or
* how you concluded that it was probable that the company would be able to meet the financial covenants, as amended, for the next 12 months based on projections at the date of the amendment. Refer to Example 8 in EITF 86-30.
Addressing the relevant accounting literature tell us in detail why you believe that the classification of your debt as long-term debt was appropriate at March 31, 2004, June 30, 2004, September 30, 2004,
December 31, 2004 and March 31, 2005.


 *    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Claire DeLabar, Staff Accountant, at (202)
551-
3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director





??

??

??

??

Mr. James A. Luksch
Blonder Tongue Laboratories, Inc.
June 7, 2005
Page 4